[O’MELVENY & MYERS LLP LETTERHEAD]

July 22, 2005

VIA EDGAR

Attn: Johanna Losert
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20659

Re:	Lions Gate Entertainment Corp. and Lions Gate Entertainment Inc.

Ms. Losert:

     On behalf of Lions Gate Entertainment Corp. and Lions Gate Entertainment Inc. (the “Issuer”) we hereby request the withdrawal of Amendment No. 5 to the Registration Statement on Form S-3 (the “Amendment”), Registration No. 333-122580, filed July 13, 2005 with respect to the Issuer’s 2.9375% Convertible Senior Subordinated Notes due 2024. The Amendment, while reflected on the cover page as a post-effective amendment, was inadvertently filed with the wrong form type and is currently reflected as an amendment to a Form S-3 (S-3/A) instead of a post-effective amendment to a Form S-3 (POS AM). We wish to withdraw the Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Amendment (“Post-Effective Amendment No. 5”) solely to rectify the filing error specified above. We therefore request that Post-Effective Amendment No. 5 be made effective immediately.

     Should you have any questions or require any additional information with respect to this filing, please contact me at (310) 246-8517 or by facsimile at (310) 246-6779.

Sincerely,

/s/ Ekong I. Udoekwere

Ekong I. Udoekwere
for O’MELVENY & MYERS LLP